                                                Filed pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-121067

Amendment No. 1 dated March 1, 2006 to
PRICING SUPPLEMENT No. 13 dated February 23, 2006
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005
                               1,219,513 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
     0.00% Yield Enhanced Equity Linked Debt Securities Due August 29, 2006
      Performance Linked to Advanced Micro Devices, Inc. (AMD) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Advanced Micro Devices, Inc. Advanced Micro Devices,
     Inc. is not involved in this offering and has no obligation with respect to the notes.
o    INDEX STOCK: The common stock of the index stock issuer.
o    STATED MATURITY DATE: August 29, 2006, subject to postponement if the valuation date is postponed.
o    VALUATION DATE: August 22, 2006, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-12 of the YEELDS prospectus supplement.
o    DETERMINATION PERIOD: Five business days.
o    COUPON RATE: 0.00% per annum.
o    PRINCIPAL AMOUNT: $41.00 per YEELDS, and in aggregate, $50,000,033.00.
o    LISTING: The YEELDS will not be listed on any exchange.
o    EQUITY CAP PRICE: $49.20, which represents 120.00% of the initial value.
o    INITIAL VALUE: $41.00, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.
o    TRIGGER PRICE: $24.5385, which is 59.85% of the initial value.
o    DENOMINATIONS: $41.00 and integral multiples thereof.
o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:
     (1) the alternative redemption amount; and
     (2) $49.20
     provided that, if the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than $41.00, Lehman Brothers Holdings will pay you $41.00 per
     YEELDS.

     The adjusted intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock, plus the dividend adjustment amount in effect on such scheduled trading day. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

     The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon
     Adjusted Closing Price".

o    STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes-Stock
     Settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman
     Brothers Holdings will provide the trustee with prior written notice no later than the valuation date if it elects the stock settlement option.
o    CUSIP NUMBER: 52520W838
o    ISIN NUMBER: US52520W8385

  Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                          YEELDS prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                             Per YEELDS               Total
                                             ----------         ---------------
Public offering price.....................    $41.0000          $50,000,033.00
Underwriting discount.....................     $0.1025             $125,000.08
Proceeds to Lehman Brothers Holdings......    $40.8975          $49,875,032.92

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 182,926 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------
The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about March 2, 2006.

                                 LEHMAN BROTHERS

"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if
Advanced Micro Devices, Inc. pays dividends on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Advanced Micro Devices, Inc. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

The "base dividend" shall be $0.00, the amount of the quarterly dividend per share of common stock most recently paid by Advanced Micro Devices, Inc. prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of Advanced Micro Devices, Inc. such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If the calculation agent determines in its sole and absolute discretion that
Advanced Micro Devices, Inc. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following July 11, 2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Advanced Micro Devices, Inc. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from Advanced Micro Devices, Inc., the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the new dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Advanced Micro
Devices, Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Because the notes are in form debt and the notes provide principal protection unless the index stock significantly declines in value, there can be no assurance that the Internal Revenue Service will agree that the notes should be treated as financial contracts giving rise to capital gain or loss instead of debt subject to the contingent debt rules which will require current income accrual and will generally give rise to ordinary income or loss. See the YEELDS
Prospectus Supplement under "United States Federal Income Tax
Consequences--United States Holders--Alternative Characterizations".

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Advanced Micro Devices, Inc.
does not pay any cash dividends on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $38.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD:

As a result, because (i) the settlement value of $38.00 is less than $41.00 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect was at or above $24.5385 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive $41.00 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $41.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock and $3.00 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held
1,219,513 YEELDS, you would receive on the stated maturity date, in total,
1,315,790 shares of index stock and $13.00 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $38.00 AND THE ADJUSTED INTRADAY
PRICE OF THE INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW
THE TRIGGER PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $38.00 is less than $41.00 and
(ii) the adjusted intraday price of the index stock multiplied by the multiplier then in effect fell below $24.5385 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $38.00 per
YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $38.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.
If you held 1,219,513 YEELDS, you would receive on the stated maturity date, in total, 1,219,513 shares of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $55.00:

As a result, because $49.20 is less than the settlement value of $55.00, on the stated maturity date, you would receive $49.20 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $49.20 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date if you held one YEELDS, $49.20 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS, basis. For example, if you held 1,219,513 YEELDS, you would receive on the stated maturity date in total, 1,090,909 shares of index stock and $44.60 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Advanced Micro Devices, Inc. begins to pay cash dividends, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

ADVANCED MICRO DEVICES, INC.

Lehman Brothers Holdings has obtained the following information regarding
Advanced Micro Devices, Inc. from Advanced Micro Devices, Inc.'s reports filed with the SEC.

Advanced Micro Devices, Inc. designs, manufactures and markets industry-standard digital integrated circuits that are used in diverse product applications such as desktop and mobile personal computers, or PCs, workstations, servers, communications equipment such as mobile telephones, and automotive and consumer electronics. Advanced Micro Devices, Inc.'s products consist primarily of microprocessors and Flash memory devices. In addition, Advanced Micro Devices,
Inc. offers embedded microprocessors for personal connectivity devices and specific consumer markets.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Advanced Micro Devices, Inc. are listed on The New
York Stock Exchange under the symbol "AMD".

The following table presents the high and low closing prices for the shares of common stock of Advanced Micro Devices, Inc., as quoted on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                               HIGH           LOW     PERIOD END
                                              ------         -----    ----------
2003
   First Quarter............................   $7.45         $4.94      $6.18
   Second Quarter...........................    8.44          6.31       6.41
   Third Quarter............................   12.79          6.54      11.11
   Fourth Quarter...........................   18.29         11.17      14.90

2004
   First Quarter............................  $17.38        $13.99     $16.23
   Second Quarter...........................   17.45         13.87      15.90
   Third Quarter............................   15.50         10.86      13.00
   Fourth Quarter...........................   24.85         13.43      22.02

2005
   First Quarter............................  $21.41        $14.86     $16.12
   Second Quarter...........................   18.21         14.16      17.34
   Third Quarter............................   25.20         17.45      25.20
   Fourth Quarter...........................   31.70         21.00      30.60

2006
   First Quarter (through February 28)......  $42.10        $32.40     $38.67

                                      PS-5

                              HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Advanced Micro Devices, Inc. does not pay any cash dividends on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the adjusted intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS
AT OR ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE
MEASUREMENT PERIOD.

                                                 TOTAL COUPON
                          PERCENTAGE CHANGE    PAYMENTS PAID OR        HYPOTHETICAL       HYPOTHETICAL TOTAL   HYPOTHETICAL TOTAL
                         FROM $41.00 TO THE      PAYABLE ON OR      AMOUNT PAYABLE ON      ANNUALIZED YIELD     ANNUALIZED YIELD
   HYPOTHETICAL             HYPOTHETICAL       BEFORE THE STATED    THE STATED MATURITY      ON THE NOTES          FROM DIRECT
SETTLEMENT VALUE ON      SETTLEMENT VALUE ON   MATURITY DATE PER      DATE PER YEELDS        ON THE STATED        OWNERSHIP OF
THE VALUATION DATE       THE VALUATION DATE         YEELDS                 (1)             MATURITY DATE (2)      COMMON STOCKS
-------------------      -------------------   -----------------    -------------------   ------------------   ------------------

     $24.6000                  -40%                 $0.0000             $41.0000                   0.0%              -64.6%
      28.7000                  -30                   0.0000              41.0000                   0.0               -51.6
      32.8000                  -20                   0.0000              41.0000                   0.0               -36.5
      36.9000                  -10                   0.0000              41.0000                   0.0               -19.3
      41.0000                    0                   0.0000              41.0000                   0.0                 0.0
      43.0500                    5                   0.0000              43.0500                  10.4                10.4
      45.1000                   10                   0.0000              45.1000                  21.3                21.4
      49.2000                   20                   0.0000              49.2000                  44.6                44.9
      53.3000                   30                   0.0000              49.2000                  44.6                70.5

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-6

TABLE 2: ADJUSTED INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS
FALLEN BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE
MEASUREMENT PERIOD.

                                                 TOTAL COUPON
                          PERCENTAGE CHANGE    PAYMENTS PAID OR        HYPOTHETICAL       HYPOTHETICAL TOTAL   HYPOTHETICAL TOTAL
                         FROM $41.00 TO THE      PAYABLE ON OR      AMOUNT PAYABLE ON      ANNUALIZED YIELD     ANNUALIZED YIELD
   HYPOTHETICAL             HYPOTHETICAL       BEFORE THE STATED    THE STATED MATURITY      ON THE NOTES          FROM DIRECT
SETTLEMENT VALUE ON      SETTLEMENT VALUE ON   MATURITY DATE PER      DATE PER YEELDS        ON THE STATED        OWNERSHIP OF
THE VALUATION DATE       THE VALUATION DATE         YEELDS                 (1)             MATURITY DATE (2)      COMMON STOCKS
-------------------      -------------------   -----------------    -------------------   ------------------   ------------------

    $24.6000                    -40%               $0.0000               $24.6000               -64.4%               -64.6%
     28.7000                    -30                 0.0000                28.7000               -51.4                -51.6
     32.8000                    -20                 0.0000                32.8000               -36.3                -36.5
     36.9000                    -10                 0.0000                36.9000               -19.2                -19.3
     41.0000                      0                 0.0000                41.0000                 0.0                  0.0
     43.0500                      5                 0.0000                43.0500                10.4                 10.4
     45.1000                     10                 0.0000                45.1000                21.3                 21.4
     49.2000                     20                 0.0000                49.2000                44.6                 44.9
     53.3000                     30                 0.0000                49.2000                44.6                 70.5

-----------------------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 182,926 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $57,499,999,
$143,750 and $57,356,249, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about March 2, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                      PS-8

                               1,219,513 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

     0.00% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE AUGUST 29, 2006
      PERFORMANCE LINKED TO ADVANCED MICRO DEVICES, INC. (AMD) COMMON STOCK

                             ----------------------

                                 AMENDMENT NO. 1
                              DATED MARCH 1, 2006
                                       TO

                               PRICING SUPPLEMENT
                             DATED FEBRUARY 23, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS